UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.    )1/

CHENIERE ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title or Class of Securities)

16411R208 (CUSIP Number)

March 10, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411R208	13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS Seneca Capital Investments, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER* 2,775,000 shares Refer to Item 4 below. 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER* 2,775,000 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,775,000 shares Refer to Item 4 below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 5.1% Refer to Item 4 below.
12	TYPE OF REPORTING PERSON (See Instructions) OO - Limited Liability Company

*	All share ownership reported in this Schedule 13G (except as set forth in the following footnote) is as of August 18, 2005. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
**	All percentage ownership reported in this Schedule 13G (except as set forth in the following sentence) is based on 53,903,374 shares of Common Stock issued and outstanding as of August 1, 2005, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed with the Securities and Exchange Commission on August 5, 2005. In addition, as of March 10, 2005, the Reporting Persons beneficially owned the following numbers and percentages of shares of Common Stock (based on 26,756,954 shares of Common Stock issued and outstanding as of February 28, 2005, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 10, 2005):

Reporting Person	Number of Shares		Percentage Ownership
	Issued Shares	Shares Issuable Upon Exercise of Call Purchase Rights	Issued Shares	Shares Issuable Upon Exercise of Call Purchase Rights
Seneca Capital Investments, LLC	1,160,300	337,300	4.3%	1.3%
Douglas A. Hirsch	1,209,100	350,000	4.5%	1.3%

CUSIP No. 880915103	13G	Page 3 of 6

1	NAMES OF REPORTING PERSONS Douglas A. Hirsch S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER* 2,939,000 shares Refer to Item 4 below. 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER* 2,939,000 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,939,000 shares Refer to Item 4 below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 5.5% Refer to Item 4 below.
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 880915103	13G	Page 4 of 6

ITEM 1	(a).	NAME OF ISSUER: The name of the issuer is Cheniere Energy, Inc. (the “Issuer”).

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: The Issuer’s principal executive office is located at 717 Texas Avenue, Suite 3100, Houston, Texas 77002.

ITEM 2	(a).	NAME OF PERSON FILING:

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

ITEM 2	(c).

CITIZENSHIP:

Seneca Capital Investments, LLC

950 Third Avenue, 29th Floor

New York, NY 10022

(Delaware limited liability company)

Douglas A. Hirsch

c/o Seneca Capital

950 Third Avenue, 29th Floor

New York, NY 10022

(United States citizen)

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.003 per share

ITEM 2	(e).	CUSIP NUMBER: 16411R208

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	Parent holding company, in accordance with Rule 13d-1(b) (1)(ii)(G).

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 880915103	13G	Page 5 of 6

ITEM 4.	OWNERSHIP:

SENECA CAPITAL INVESTMENTS, LLC (1)

	(a)	Amount beneficially owned: 2,775,000 shares

	(b)	Percent of class: 5.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0 shares

		(ii)	Shared power to vote or direct the vote: 2,775,000 shares

		(iii)	Sole power to dispose or to direct the disposition of: 0 shares

		(iv)	Shared power to dispose or to direct the disposition of: 2,775,000 shares

DOUGLAS A. HIRSCH (2)

	(a)	Amount beneficially owned: 2,939,000 shares

	(b)	Percent of class: 5.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0 shares

		(ii)	Shared power to vote or direct the vote: 2,939,000 shares

		(iii)	Sole power to dispose or to direct the disposition of: 0 shares

		(iv)	Shared power to dispose or to direct the disposition of: 2,939,000 shares

(1)    Shares reported for Seneca Capital Investments, LLC represent shares held of record by Seneca Capital, L.P., Seneca Capital II, L.P., Acorn Overseas Securities Company and Seneca Capital International, Ltd. Seneca Capital Investments, LLC has voting and investment control over such shares.

(2)    Shares reported for Douglas A. Hirsch represent shares held of record by Seneca Capital, L.P., Seneca Capital II, L.P., Acorn Overseas Securities Company, Seneca Capital International, Ltd. and a limited liability company of which Mr. Hirsch is a managing member of the investment advisor (which advisor has voting and investment control over the shares held by such limited liability company). Mr. Hirsch is also the managing member of Seneca Capital Investments, LLC (which has voting and investment control over the shares held by Seneca Capital, L.P., Seneca Capital II, L.P., Acorn Overseas Securities Company and Seneca Capital International, Ltd.).

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A

ITEM 10.	CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16411R208	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2005

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch
Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of August 25, 2005, is by and between Seneca Capital Investments, LLC and Douglas A. Hirsch, an individual (the foregoing are collectively referred to herein as the “Seneca Filers”).

Each of the Seneca Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $0.003 per share, of Cheniere Energy, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Seneca Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Seneca Filers upon one week’s prior written notice or such lesser period of notice as the Seneca Filers may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch
Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually